

Ben Campbell · 3rd

 Xactware

Quality Assurance at Xactware

Pleasant Grove, Utah · 142 connections · **Contact info**

Experience



Quality Assurance
Xactware
Jun 2016 – Present · 3 yrs 10 mos

Owner
Indy Brand Clothing
Nov 2013 – Present · 6 yrs 5 mos
Pleasant Grove, Utah

www.indybrandclothing.com

	**Indy Brand Clothing**



Quality Assurance
Fishbowl
Jan 2013 – Apr 2016 · 3 yrs 4 mos
Orem, Utah

Customer Relations

At Cost Apparel
Feb 2013 – Jan 2014 · 1 yr
Custom digital apparel printing, embroidery, screen printing. Any size orders large or small.

Skills & Endorsements

Photoshop · 7

Blake Yuen and 6 connections have given endorsements for this skill

Customer Service · 7

 Endorsed by **2 of Ben's colleagues at Fishbowl**

Sales · 7

 Endorsed by **3 of Ben's colleagues at Fishbowl**

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